

September 25, 2007

Mr. Jérôme Contamine
Senior Executive Vice President and Chief Financial Officer, Veolia Environment
36/38, Avenue Kléber
Paris, France 75116

      Re: **Veolia Environment**
              Form 20-F for the fiscal year ended December 31, 2006
              File No. 1-15248

Dear Mr. Contamine:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Accounting for Concessions, page 59</u>

1. We note that you have adopted IFRIC 12 as it relates to your accounting for service concessions. Please enhance your disclosures in future filings to further explain to your readers the impact that this implementation had on your financial statements and the impact it had on your reconciliation to US GAAP financial information. Please disclose and discuss the differences in your accounting under IFRIC 12 as compared to US GAAP and address the expected impact of these differences on future periods. Please provide your proposed future disclosures on a supplemental basis.

Consolidated Financial Statements
General

2. In future filings please cross reference all related information in the notes to the amounts on the face of your financial statements as required by paragraph 104 of IAS 1.

Note 51.1 Summary of significant differences between US GAAP and IFRS, page F-118

3. In regard to your disclosures related to IFRIC 4 and IFRIC 12, please revise future filings to provide a more comprehensive discussion of how you account for these transactions under US GAAP, including the specific nature of the differences and their impact of on your financial statements and the US GAAP reconciliations. Please provide your proposed future disclosures on a supplemental basis.

4. In regard to your disclosures related to Income taxes, please revise future filings to provide a more comprehensive explanation of your disclosures regarding the impact of different US risk assessments in 2004 and 2005 and the impact of tax risks reserve reversals in 2006. Please provide your proposed future disclosures on a supplemental basis.

Note 51.3 Reconciliation of shareholders' equity and net income to US GAAP, page F-122

5. We note that "others" in the amount of (23.3) in your reconciliation of net income for 2006 represents the third largest adjustment. Please explain to us what is included in this amount.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief